October 13, 2009

Via EDGAR Correspondence and Facsimile (Fax # (703) 813-6984)

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549
Attention: Jerard T. Gibson, Esq.

Re:	Winthrop Realty Trust
Registration Statement on Form S-3
File No. 333-155761

Dear Mr.Gibson:

Winthrop Realty Trust (the “Company”) hereby requests the acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-155761) to October 13, 2009, at 4:00 p.m., or as soon thereafter as practicable. The Company hereby withdraws its prior acceleration request dated October 8, 2009.

I would appreciate your confirmation when this Registration Statement has become effective, to David A. Pentlow, the Company’s counsel, by telephone at (212) 940-6412 or fax at (212) 894-5912.

As requested in your letter dated September 28, 2009, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Thomas Staples
Thomas Staples
Chief Financial Officer